FORM 4

                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer
    subject to Section 16.  Form 4
    and Form 5 obligations may
    continue.  See Instruction 1(b).

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
                                                                                                 to Issuer (Check all applicable)
   Cornely        William          G.          Glimcher Realty Trust (GRT)                   _X_ Trustee       ___ 10% Owner
__________________________________________  _____________________________________________    _X_ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for             title below)      below)
                                               Number of Reporting     Month/Year
                                               Person, if an entity                              Executive Vice President, Chief
   c/o Glimcher Realty Trust                   (voluntary)              June 2002                Operating Officer, Chief Financial
   20 South Third Street                                                                         Officer and Treasurer
__________________________________________                          ________________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
   Columbus         OH             43215                               Original (Month/Year)     (Check applicable line)
__________________________________________                                      June 6, 2002  _X_ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by more than one
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                 Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/     -----  ---    Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)     Code   V                (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------

Common Shares of Beneficial    5/24/02(1)     S(2)       1,500      D      $19.60
 Interest, par value $.01
 per share

Common Shares of Beneficial    5/24/02(1)     M(3)      25,900      A      $15.00
 Interest, par value $.01
 per share

Common Shares of Beneficial    5/24/02(1)     S         25,900      D      $19.60
 Interest, par value $.01
 per share

Common Shares of Beneficial    5/29/02(1)     M(3)       4,100      A      $15.00
 Interest, par value $.01
 per share

Common Shares of Beneficial    5/29/02(1)     S          4,100      D      $19.60
 Interest, par value $.01
 per share

Common Shares of Beneficial    5/30/02(1)     M(3)      10,000      A      $15.00
 Interest, par value $.01
 per share

Common Shares of Beneficial    5/30/02(1)     S         10,000      D      $19.9284
 Interest, par value $.01
 per share

Common Shares of Beneficial    6/5/02(1)      M(3)      12,667      A      $12.28       35,334              D
 Interest, par value $.01
 per share
                                                                                         1,000              I               (4)

* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                         (Print or Type Responses)

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                                                                                                                     SEC 1474 (8-92)

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V         A          D         able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------

Share Options (Right to Buy)            $15.00         5/24/02      M                           D            (5)         3/10/09

Share Options (Right to Buy)            $15.00         5/29/02      M                           D            (5)         3/10/09

Share Options (Right to Buy)            $15.00         5/30/02      M                           D            (5)         3/10/09

Share Options (Right to Buy)            $12.28         6/5/02       M                           D            (6)         3/09/10

                                                                          9. Number of    10. Ownership
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Share Options           Common Shares            25,900         $15.00                           D
 (Right to Buy)

Share Options           Common Shares             4,100         $15.00                           D
 (Right to Buy)

Share Options           Common Shares            10,000         $15.00         63,798            D
 (Right to Buy)

Share Options           Common Shares            12,667         $12.28         16,666            D
 (Right to Buy)

Explanation of Responses

(1)      Previously reported on Mr. Cornely's Form 4 filed for the period ending May 2002.
(2)      The shares indicated were held for the benefit of Mr. Cornely in an Individual Retirement Account.
(3)      This transaction was an exercise of options to purchase common shares of beneficial interest.
(4)      These securities are held by Mr. Cornely's wife.
(5)      Mr. Cornely was granted options to purchase 119,698 common shares of beneficial interest on
         March 10, 1999 pursuant to the Stock Option Agreement, dated March 10, 1999, in a transaction exempt under Rule 16b-3.  These options became exercisable in three equal annual installments commencing on the first anniversary after the date of grant.
(6)      Mr. Cornely was granted options to purchase 50,000 common shares of beneficial interest on
         March 9, 2000 pursuant to the Stock Option Agreement, dated March 9, 2000, in a transaction exempt under Rule 16b-3. These options are exercisable in three equal annual installments commencing on the first anniversary after the date of grant.

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                                                                                                                     SEC 1474 (8-92)

                                                                                    /s/ William G. Cornely         June 27, 2002
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ---------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person        Date
  15 U.S.C. 78ff(a).                                                                    William G. Cornely

Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

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                                                                                                                     SEC 1474 (8-92)